Exhibit 99.1

ASA Electronics, LLC

And Subsidiaries

Consolidated Financial Report

     November 30, 2019

Contents

Independent auditor's report	1-2
Financial statements Consolidated balance sheets	3
Consolidated statements of income	4
Consolidated statements of members' equity	5
Consolidated statements of cash flows	6
Notes to consolidated financial statements	7-16

Independent Auditor's Report

To the Members

ASA Electronics, LLC and Subsidiaries

Elkhart, Indiana

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of ASA Electronics, LLC and Subsidiaries which comprise the consolidated balance sheets as of November 30, 2019 and 2018, and the related consolidated statements of income, consolidated members’ equity and consolidated cash flows as of November 30, 2019, 2018 and 2017, and the related notes to the financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASA Electronics, LLC and Subsidiaries, as of November 30, 2019 and 2018, and the results of their operations and their cash flows as of November 30, 2019, 2018 and 2017, in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Elkhart, Indiana

February 7, 2020

ASA Electronics, LLC and Subsidiaries

Consolidated Balance Sheets

November 30, 2019 and 2018

	2019	2018
Assets Current assets: Cash and cash equivalents	$ 1,790,213	$ 827,027
Available-for-sale securities	22,129,319	16,582,135
Trade receivables	7,550,912	8,193,921
Inventories	16,686,559	20,640,996
Prepaid expenses Total current assets	388,245	488,506
	48,545,248	46,732,585
Leasehold improvements and equipment, at depreciated cost	2,766,427	3,329,581
Intangible assets, trademark rights	2,742,123	2,742,123
Liabilities and Stockholders' Equity Current liabilities: Accounts payable	$ 54,053,798	$ 52,804,289
	$ 3,948,508	$ 2,336,992
Accrued expenses: Payroll and related taxes	1,953,570	2,227,174
Warranty	2,103,004	2,117,113
Other	2,690,247	1,411,236
Total current liabilities	10,695,329	8,092,515
Commitments and contingencies Long -term liabilities: Warranty Total liabilities	580,743	497,410
	11,276,072	8,589,925
Members' equity Total liabilities and members' equity	42,777,726	44,214,364
	$ 54,053,798	$ 52,804,289

See notes to consolidated financial statements.

ASA Electronics, LLC and Subsidiaries

Consolidated Statements of Income

Years Ended November 30, 2019, 2018, and 2017

	2019	2018	2017
Net sales	$ 100,884,012	$ 98,346,541	$ 94,169,636
Cost of goods sold	79,450,607	73,602,351	69,281,875
Gross profit	21,433,405	24,744,190	24,887,761
Selling, general, and administrative expenses Operating income	11,471,856	11,751,937	10,525,700
	9,961,549	12,992,253	14,362,061
Other income (expense): Interest income, net	281,168	188,231	135,764
Other	46,206	-	(4,155)
Net income	327,374	188,231	131,609
	$ 10,288,923	$ 13,180,484	$ 14,493,670

See notes to consolidated financial statements.

ASA Electronics, LLC and Subsidiaries

Consolidated Statements of Members' Equity

Years Ended November 30, 2019, 2018, and 2017

	2019	2018	2017
Balance, beginning	$ 44,214,364	$ 44,832,030	$ 44,673,540
Net income	10,288,923	13,180,484	14,493,670
Member distributions Balance, ending	(11,725,561)	(13,798,150)	(14,335,180)
	$ 42,777,726	$ 44,214,364	$ 44,832,030

See notes to consolidated financial statements.

ASA Electronics, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended November 30, 2019, 2018, and 2017

	2019	2018	2017
Cash flows from operating activities: Net income	$ 10,288,923	$ 13,180,484	$ 14,493,670
Adjustments to reconcile net income to net cash provided by operating activities: Depreciation	1,445,989	1,792,910	1,653,954
Inventory write downs and reserves	1,205,396	600,797	258,814
(Gain)/Loss on sale of property and equipment	243,333	364,662	(747)
Change in assets and liabilities: Decrease (increase) in: Trade receivables	643,009	112,665	(643,009)
Inventories	2,749,041	(4,475,704)	(1,393,834)
Prepaid expenses	100,261	81,062	(206,907)
(Decrease) increase in: Accounts payable	1,611,516	1,492,447	(487,238)
Accrued expenses	1,074,631	545,539	91,915
Net cash provided by operating activities Cash flows from investing activities: Purchase of property and equipment	19,362,099	13,694,862	13,766,618
	(1,128,243)	(1,455,197)	(2,693,004)
Proceeds from sale of property and equipment	2,075	35,350	12,100
Proceeds from sale of available-for-sale securities	63,317,782	39,471,447	19,164,758
Purchase of available-for-sale securities Net cash used in investing activities Cash flows from financing activities: Member distributions Increase/(Decrease) in cash and cash equivalents	(68,864,966)	(41,089,104)	(20,528,374)
	(6,673,352)	(3,037,504)	(4,044,520)
	(11,725,561)	(13,798,150)	(14,335,180)
	963,187	(3,140,792)	(4,613,082)
Cash and cash equivalents, beginning	827,027	3,967,819	8,580,901
Cash and cash equivalents, ending	$ 1,790,213	$ 827,027	$ 3,967,819

See notes to consolidated financial statements.

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Since 1977, ASA Electronics, LLC (ASA or the Company) has built a reputation for developing mobile electronics specifically designed and tested to withstand the rigors of niche markets in the Automotive Industry including: Marine, Commercial Vehicle, Agricultural, Construction, Retail and Recreational Vehicles industries. Its proprietary line of products include: Jensen 12 Volt LCD and LED flat panel televisions, stereos, and speakers, Voyager Observation Systems, and Advent rooftop air conditioners. In 2015, ASA designed the Jensen In-Command system that replaces the control panel in the RV that historically was made up of rocker switches and buttons to a touch pad system that can be operated remotely using an app on a smart phone or tablet. These high quality mobile electronics and appliances are designed and tested in a research and development lab located at the Company’s corporate offices. ASA’s engineering team works in conjunction with its customers’ designers, engineers and sales team to develop customized solutions. ASA expanded its product to distribute Polk Audio products as well as license the Polk Audio brand for manufacturing. Polk Audio, also established in the 1970’s, is an award-winning designer and manufacturer of high performance audio products, who has become the market share leader in premium home and marine speakers, sound bars, amplifiers, and other high end audio products. In 2017, Klipsch, Bongiovi and ASA partnered and created a superior sound system for the Marine market. The addition of Polk and Klipsch brands compliments ASA’s existing product lineup and provides a full spectrum of audio and video options for our customers. The various products offered by ASA are sold throughout the world to Original Equipment Manufacturers as well as the respective Aftermarket segments. In addition to the headquarters in Elkhart, Indiana, ASA also has a public distribution center in California, and a trading office in Shenzhen, China.

Significant accounting policies:

Recent accounting pronouncements: In February 2016, the Financial Accounting Standards Board

(FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated income statements. The new standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Revenue recognition:  The Company adopted Topic 606, effective December 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of the adoption date.  The adoption of Topic 606 did not have a material impact on the Company’s consolidated financial position, results of operations, equity or cashflows as of the adoption date or for the year ending November 30, 2019.

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

Nature of Business and Significant Accounting Policies (continued)

Revenue Recognition:  Revenues are recognized when or as control of the promised goods or services transfers to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The transaction price for contracts may include forms of variable consideration, including reductions to the transaction price for volume discounts and rebates.  To the extent a contract is deemed to have multiple performance obligations, the Company allocates the transaction price of the contract to each performance obligation using the standalone selling price of each distinct good or service in the contract.

Disaggregation of Revenue: In the following table, revenue from contracts with customers, net of intersegment sales, is disaggregated by market type and by reportable operating segments:

Market Type:	Original Equipment Manufacturer	Aftermarket	Total
Recreational Vehicle	39,594,297	2,454,313	42,048,610
Marine	13,488,531	1,214,443	14,702,974
Commercial Vehicle	21,039,098	926,919	21,966,017
Agricultural & Construction	13,541,489	8,227,797	21,769,286
Miscellaneous	-	397,125	397,125
Total	87,663,415	13,220,597	100,884,012

All revenue transactions are denominated in U.S. dollars.

Shipping and delivery: The Company recognizes shipping and delivery costs in selling, general and administrative expenses in the accompanying consolidated statements of income. These costs for the years ended November 30, 2019, 2018 and 2017 were approximately $532,000, $539,000 and $455,000, respectively.

Sales incentives: The Company offers sales incentives to its customers primarily in the form of cooperative advertising allowances and rebates. All significant sales incentives require the customer to purchase the Company’s products during a specified period of time, and are based on either a fixed dollar amount or set percentage of sales. Claims are settled either by the customer claiming a deduction against an outstanding account receivable or by the customer requesting a check. Since the incentive percentage or amount can be reasonably estimated, the Company records the related incentive at the time of sale. The Company has also entered into the RV Aftermarket segment, with several of those customer’s having dollar specific co-op advertising programs for participation in trade shows, placement in catalogues, countertop display units, and other marketing programs. These co-op advertising programs are reviewed and adjusted, as necessary, on a quarterly basis. As of November 30, 2019, 2018 and 2017, sales incentive accruals reflected as a liability on the consolidated balance sheets was approximately $1,008,000, $1,244,000 and $709,000, respectively. The Company considers sales incentives to be variable consideration and records all sales incentive as an offset to net sales on the consolidated statements of income.

Members’ equity and subsequent event: In accordance with the generally accepted method of presenting limited liability company financial statements, the accompanying consolidated financial statements do not include other corporate assets and liabilities of the members, including their obligation for income taxes on the net income of the limited liability company nor any provision for income tax expenses.

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

The company’s intent is to reinvest its earnings into the business to support growth and capital expenditures. The company distributes funds to members to cover their income tax liability and distribute excess earnings. Subsequent to November 30, 2019, the Company paid approximately $1,934,000 of member distributions relating to the fourth quarter.

The LLC operating agreement does not provide for separate classes of ownership. VOXX International (VOXX) and ASA Electronics Corporation share equally in all LLC events and the related member accounts are considered equal on a fair value basis.

Cash and cash equivalents: For purposes of the consolidated statement of cash flows, the Company considers investments in various repurchase agreements with its bank, money market accounts and treasury bills with a maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents amounted to, approximately $80,000 and $5,000 at November 30, 2019 and 2018, respectively.

The Company maintains its cash accounts which, at times, may be in excess of insurance limits provided by the Federal Deposit Insurance Corporation.

Trade receivables: Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Trade receivables in the accompanying consolidated balance sheets at November 30, 2019 and 2018 are stated net of an allowance for doubtful accounts of approximately $15,000 and $15,000, respectively. Management determines the allowance for doubtful accounts by identifying troubled accounts and using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Generally, a trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days from its date.

Inventories: The Company values its inventory at the lower of the actual cost to purchase (primarily on a weighted moving average basis) and/or the current estimated market value of the inventory less expected costs to sell the inventory. The Company regularly reviews inventory quantities on-hand and records a provision for excess and obsolete inventory based primarily from selling prices, indications from customers based upon current price negotiations and lower market prices. The Company’s industry is characterized by rapid technological change and frequent new product introductions that could result in an increase in the amount of obsolete inventory quantities on-hand.

During the years ended November 30, 2019, 2018 and 2017, the Company recorded write downs of inventory of approximately $1,205,000, $601,000 and $259,000, respectively, related to lower of cost or market adjustments. These charges to income are included in cost of goods sold in the accompanying consolidated statements of income. As of November 30, 2019 and 2018 the Company maintained an inventory write down reserve of approximately $36,000 and $107,000, respectively.

Depreciation: Depreciation of leasehold improvements is computed over the lesser of the underlying lease term or the estimated useful lives and equipment is computed principally by the straight-line method over the following estimated useful lives:

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

Years
Leasehold improvements	5-9
Machinery and equipment	5-10
Tooling and molding	1-3
Transportation equipment	5
Office furniture and fixtures	10
Computer equipment	3
Booth displays	7

Tooling was amortized on a per unit basis. The Company estimated annual sales volume produced and life expectancy of the tooling to determine the per unit amortization amount. This per unit amount increased inventory cost upon receipt into a U.S. warehouse and was subsequently charged to cost of goods sold upon sale of the related product. As of September 1, 2017, the Company no longer increased the inventory cost upon receipt into the U.S. warehouse. As of December 1, 2017, the Company no longer charged the cost of goods sold upon sale of the related product. As of December 1, 2017, the Company will record tooling as straight line depreciation over 3 years.

Warranties: The Company provides a limited warranty primarily for a period of up to two years for its products. The Company’s standard warranties require the original equipment manufacturer, its dealers or the end user to repair or replace defective products during such warranty periods at no cost to the consumer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. The related expense is included in cost of goods sold in the accompanying consolidated statements of income. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, the historical lag time between product sales and product claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and analytical tools to assist in determining the appropriate loss reserve levels.

Changes in the Company’s warranty liability during the years ended November 30, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Balance, beginning of year	$ 2,614,523	$ 2,503,747	$ 2,416,881
Accruals for products sold	1,930,157	1,359,758	1,271,622
Payments made	(1,860,933)	(1,248,982)	(1,184,756)
Balance, end of year	$ 2,683,747	$ 2,614,523	$ 2,503,747

Income taxes: As a limited liability company, the Company’s taxable income is allocated to members in accordance with their respective percentage ownership. However, a provision for Hong Kong profit tax, China enterprise income tax, China value added tax, and U.S. state income tax for the years ended November 30, 2019, 2018 and 2017, in the amounts of approximately $53,000, $40,000 and $44,000, respectively, has been recorded.

Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

this guidance. With few exceptions, the Company is no longer subject to tax examinations by the U.S. federal, state, or local tax authorities for years before 2016.

Long-lived assets and other intangible assets: The Company acquired certain trademark rights from VOXX in August 2003. In connection with the acquisition, VOXX sublicensed its rights in relation to the trademark to the Company and cannot terminate these rights under the terms of the acquisition agreement. The Company has accounted for trademark rights as an indefinite lived intangible asset. Accounting standards require that intangible assets with indefinite useful lives be tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value below its carrying amount. When determining the fair value of trademark rights, the Company uses the relief from royalty method which requires the determination of fair value based on if the Company was licensing the right to the trademark in exchange for a royalty fee. The royalty rate is based on market approach concepts. In considering the value of trademark rights, the Company looks to relative age, consistent use, quality, expansion possibilities, relative profitability and relative market potential. The Company has performed its annual impairment test for the years ended November 30, 2019, 2018 and 2017 and no impairment was identified.

In accordance with accounting standards, the Company reviews its long-lived assets periodically to determine potential impairment. If indicators are present, the Company compares the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less that the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. There was no impairment of long-lived assets for the years ended November 30, 2019, 2018 and 2017.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 7, 2020, the date the financial statements were available to be issued.

Note 2. Fair Value Measurements

Fair value measurements: Accounting standards specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company’s own assumptions of market participant valuation (unobservable inputs). In accordance with the accounting standards, these two types of inputs have created the following fair value hierarchy:

Level 1	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2

Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

The standard requires the use of observable market data if such data is available without undue cost and effort. For the years ended November 30, 2019 and 2018, the application of valuation techniques applied to similar assets and liabilities has been consistent.

The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents, accounts receivable, accounts payable: The carrying amounts approximate fair value due to the short maturity of those instruments.

Available–for–sale securities: Available-for-sale securities consist of investments in marketable debt securities and United States Treasury Bills. Debt securities consist primarily of obligations of municipalities and corporate industrial revenue bonds, which are not subject to significant risk or fluctuation. The companies who issue the bond are the first line of defense, secondly the principal of the bond is backed by a bank line of credit, and lastly the investment brokerage company conducts due diligence on the financial ability of issuer and bank to repay at the bond’s maturity.

Management determines the appropriate classification of securities at the date individual investment securities are acquired and the appropriateness of such classification is reassessed at each consolidated balance sheet date. Since the Company neither buys investment securities in anticipation of short-term fluctuation in market prices nor commits to holding debt securities to their maturities, the investments have been classified as available-for-sale in accordance with accounting standards. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, if material, are reported as a separate component of members' equity.

The amount classified as current assets on the accompanying consolidated balance sheets represents the amount of marketable debt securities and United States Treasury Bills expected to be sold during the next year.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. The Company considers numerous factors, on a case by case basis, in evaluating whether the decline in market value of an available-for-sale security below cost is other-than-temporary. Such factors include, but are not limited to, (i) the length of time and the extent to which the market value has been less than cost, (ii) the financial condition and the near-term prospects of the issuer or the investment and, (iii) whether the Company’s intent to retain the investment for the period of time is sufficient to allow for any anticipated recovery in market value. During the year ended November 30, 2019, the Company did not hold any investments that had such a decline in value.

The marketable debt securities contain a put feature that allows the Company to periodically sell the bonds to a brokerage house at par value. The bonds also have a floating interest rate which is reset on a periodic basis and are backed by third party letters of credit. As of November 30, 2019, the bonds had a weighted-average yield of 1.45 percent. To estimate their fair value, the Company considered the par value of the bonds, potential default probabilities, market yield curves and the seven day put feature.

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

The following is a summary of the Company’s investment as of November 30, 2019 and 2018:

	2019
	Level 1
	Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
US Treasury Bills	$ 7,464,319	$ 35,681	$ -	$ 7,500,000
	Level 2
Marketable Debt Securities	$14,665,000	$ -	$ -	$ 14,665,000

	2018
	Level 1
	Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
US Treasury Bills	$ 3,966,418	$ 25,717	$ -	$ 3,992,135
	Level 2
Marketable Debt Securities	$12,590,000	$ -	$ -	$ 12,590,000

The cost and fair value of the investments by contractual maturities as of November 30, 2019 are as follows:

	Cost	Fair Value
Due between 0 to 3 years	$ 7,914,319	$ 7,950,000
Due after 3 years	14,215,000	14,215,000
	$ 22,129,319	$ 22,165,000

Expected maturities may differ from contractual maturities because the issuers of certain debt securities have the right to prepay their obligations without penalty.

A summary of proceeds from the sale of available-for-sale securities and investment earnings for the years ended November 30, 2019, 2018 and 2017 is as follows:

	2019	2018	2017
Proceeds from the sale of available-for-sale securities	$ 63,317,782	$ 39,471,447	$ 19,164,758
Interest Earned	$ 281,168	$ 188,231	$ 135,764

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

Note 3. Leasehold Improvements and Equipment

The cost of leasehold improvements and equipment and the related accumulated depreciation at November 30, 2019 and 2018 are as follows:

	2019	2018
Leashold improvements	$ 1,499,063	$ 1,418,142
Machinery and equipment	1,886,266	1,876,594
Tooling and molding	5,906,046	6,480,795
Transportation equipment	709,350	709,350
Office furniture and fixtures	532,861	529,955
Computer equipment	2,289,844	2,231,227
Booth Displays	261,771	261,770
Construction in Process	491,590	655,598
	13,576,791	14,163,431
Less accumulated depreciation	10,810,364	10,833,850
	$ 2,766,427	$ 3,329,581

Note 4. Major Vendors

For the years ended November 30, 2019, 2018 and 2017 the Company purchased approximately

60%, 65%, and 70%, respectively, of its products for resale from their top five vendors.

Note 5. Transactions with Related Parties, Lease Commitments and Subsequent Event

The Company is affiliated with various entities through common ownership by VOXX. Transactions with VOXX, its affiliates and subsidiaries for the years ended November 30, 2019, 2018 and 2017 are approximately as follows:

	2019	2018	2017
Purchases	$ 422,840	$ 383,206	$ 337,365

	2019	2018	2017
Accounts Payable	$ 16,332	$ 0	$ 140

The Company leases warehouse, manufacturing, and office facilities from Irions Investments, LLC, an entity related through common ownership, for approximately $52,000 per month, plus the payment of property taxes, normal maintenance, and insurance on the property under an agreement which expires August 2021, with a five-year option to extend, at the Company’s discretion. The lease with Irions Investments contains a clause that increases the monthly rent amount each year and is based on the Consumer Price Index (CPI). Finally, the Company leases office space in the Shenzhen province of China, with a monthly rent of $9,053 through May 31, 2021.

The total rental expense included in the consolidated statements of income for the years ended November 30, 2019, 2018 and 2017 is approximately $743,000, $714,000 and $693,000, respectively, of which approximately $626,000, $599,000 and $589,000, respectively, was paid to Irions Investments, LLC.   ASA utilizes a public warehouse, located in California. The lease is considered month to month and can be terminated with 90 days’ notice. As a result, the commitment schedule below includes three months of outside warehouse rent charges for 2019 only.

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

The total approximate minimum rental commitment at November 30, 2019 including the subsequent event under the leases is due as follows:

	Related Party	Other	Total
Year ending November 30, 2019
2020	$ 626,000	$ 109,000	$ 735,000
2021	$ 469,000	$ 45,000	$ 514,000
	$ 1,095,000	$ 154,000	$ 1,249,000

Note 6. Employee Benefit Plans

The Company has profit-sharing and 401(k) plans for the benefit of all eligible employees. The Company's contributions are discretionary and are limited to amounts deductible for federal income tax purposes. Discretionary contributions were approximately $424,000, $374,000 and $357,000 for the years ended November 30, 2019, 2018 and 2017, respectively.

The Company also maintains a discretionary employee bonus plan for the benefit of its key executive, operating officers, managers and select salespersons. The total bonus expense included in the consolidated statements of income for the years ended November 30, 2019, 2018 and 2017 is approximately $2,073,000, $2,591,000 and $2,793,000, respectively.

The Company offers a health plan for its employees, which is self-insured for medical and pharmaceutical claims up to $35,000 per participant, the first $50,000 of specific claims incurred are paid by the Company (aggregating specific), and a Company-wide aggregate of approximately $522,000. The Company maintains stop loss insurance coverage for claims that exceed the self-insurance limits. The total health plan expense included in the consolidated statements of income for the years ended November 30, 2019, 2018 and 2017 is approximately $798,000, $598,000 and $778,000, respectively. These expense figures include medical, vision and dental claims, employee life insurance premiums and third party administration fees, in addition to wellness program expenses and Company contributions to Health Savings Accounts.

Note 7. Litigation

At times, the Company may be a party to certain legal proceedings. The proceedings are, in the opinion of management, ordinary routine matters incidental to the normal course of business conducted by the Company. Although the outcome of these matters is uncertain, the Company believes any potential settlement would not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

ASA Electronics, LLC and Subsidiaries

See Notes to Consolidated Financial Statements

Note 8. Major Customers

Net sales to customers comprising 10% or more of total net sales for the years ended November 30, 2019, 2018 and 2017 and related trade receivables balance at those dates are approximately as follows:

	Net Sales			Trade Receivable Balance
	2019	2018	2017	2019	2018	2017
Customer A	$15,870,000	$ 14,499,000	$ 14,324,000	$ 635,000	$ 658,000	$ 541,000
Customer B	$10,053,000	$ 11,329,000	$ 12,349,000	$ 332,000	$ 819,000	$ 529,000
	$25,923,000	$ 25,828,000	$ 26,673,000	$ 967,000	$ 1,477,000	$ 1,070,000

* Customer accounted for less than 10% of total net sales for the year.